UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This press release may include future considerations. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “intends”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, transition in the services of Bradesco and its competitors, regulatory approvals, currency, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports.

This press release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Thursday, October 28, 2004	Third-Quarter Earnings 2004 (3Q04)

Banco Bradesco, Brazil’s largest private bank reported net income of R$ 2.002 billion for the period from January 1 to September 30, 2004 (or earnings per share of R$ 12.66), compared to net income of R$ 1.591 billion for the same period in 2003, i.e. up by 25.8%. Annualized return on average stockholders’ equity (ROAE) at September 30 stood at 20.0%.

72% of total net income for the third quarter, in the amount of R$ 752.3 million, was derived from banking and 27% from insurance, private pension plan and savings bond activities.

As part of our strategy to increase shareholder value, we paid (or accrued), in the first nine months period of this year, an amount of R$ 984.5 million in interest attributed to own capital (R$ 326.1 million in 1Q04, R$ 325.3 million in 2Q04 and R$ 333.1 million in 3Q04).

    Checking and Savings Accounts

Banco Bradesco totaled 15.3 million checking accounts, comprising 14.3 million individual and 1 million companies. Bradesco also held a number of 32.1 million savings accounts.

    Insurance policy, savings bond and pension plan holders

The Bradesco Insurance Group has more than 10.3 million policyholders, 2.8 million savings bond customers and 1.5 million private pension plan participants.

    Cards

Our base comprises 45.2 million cards: 38 million debit and 7.2 million credit cards.

    Investment holders

At the end of September, Bradesco Asset Management had more than 2.7 million investment quotaholders.

Investor Relations Area Jean Philippe Leroy: 55-11-36849229 Luiz Osório Leão Filho: 55-11-36849302 Andressa Vallilo Ramalho: 55-11-36846256 www.bradesco.com.br/ir

Assets

Total assets amounted to R$ 179.7 billion, up by 9.3% in a year-over-year analysis and by 2% quarter-over-quarter.

Comparing the first nine months periods of 2004 and 2003, securities and credit portfolios presented the most significant increases. This growth was due to the increase in funding and higher demand for financing to individuals and SMEs.

On a quarterly basis, interbank investments grew as a result of the increase in open market investments and interbank deposits.

Credit Operations

The credit portfolio totaled R$ 60 billion, up by R$ 7.2 billion compared to September 2003 (+ 13.6%). This increase was mainly due to the higher demand for Real denominated operations, comprising respectively 75.9% of the portfolio (R$ 40 billion) in September 2003 and 76.9% (R$ 44.9 billion) in June 2004, and 78.1% (R$ 46.8 billion) for September 2004.

The quarterly portfolio variation of 2.7% (R$ 58.4 billion in June 2004) reflects the increasing demand for credits, mainly to SMEs (+ R$ 1.1 billion) and to individuals (+ R$ 860 million). Significant increases were directed to the sectors, of commerce with growth of R$ 846 million and services, which grew by R$ 215 million.

In the corporate finance, the higher demand in the third quarter occurred in transactions for discounting of checks and receivables, as well as in auto financing, leasing and agricultural loans, partially mitigating the decrease in the volume of export financing, following the appreciation of the real.

In the individual segment, we noted increasing credit demand, focused especially on direct lending and auto financing.

In September 2004, AA-to-C rated credit operations comprised 91.6% of our credit portfolio, compared to 91.3% in June 2004.

Regarding asset quality, transfers of new D-to-H and E-to-H-rated operations decreased, confirming the portfolio improvement and its expected maintenance in future periods.

The balance of provisions in September 2004 totaled R$ 4.2 billion, or 7% of the total portfolio, comprising R$ 3.3 billion of required provision and R$ 913 million of additional provision, compared to R$ 905 million of additional provision, in June 2004.

As a proof of asset quality improvement, expenses for provisions for the first nine months of 2004, totaled R$ 1.5 billion, compared to approximately R$ 2 billion in 2003. On a quarterly basis, the same expenses totaled R$ 478 million for the 3Q04, vis-à-vis R$ 514 million for the 2Q04.

Deposits and Liabilities

Comparing the first 9 months of 2004 and 2003, we highlight the following growth (1) total deposits by R$ 6.7 billion and (ii) technical reserves for insurance, savings bonds and private pension plans by R$ 5.2 billion, fuelled by increasing sales of PGBL and VGBL products.

Demand deposits grew by more than R$ 1.2 billion for the quarter and savings deposits by R$ 730 million, offset by a decrease of R$ 1.3 billion in time deposits.

On a quarterly basis, the most significant impact occurred in the (i) deposits received under security repurchase agreements line, as a result of the increase in own and third-party portfolios, in the amount of 4.8 billion, and in (ii) technical reserves for insurance, private pension plans and savings bonds.

Capital

By the end of the quarter, Banco Bradesco’s stockholders’ equity totaled R$ 14.7 billion, with a BIS Ratio of 17% on a consolidated economic and financial basis, considering that the minimum for Brazil is 11%.

Based on our present capital adequacy ratio, our credit portfolio could be increased by R$ 65 billion.

Asset Management

The 3Q04 was marked by an improvement in this sector as compared to the prior quarter. Accordingly, assets under management by Bradesco Asset Management grew by more than R$ 3.3 billion, comprising R$ 2.8 billion in mutual funds and approximately R$ 500 million in managed portfolios. The R$ 90.2 billion in funds under management comprise a market share of 14.7%. Investments continued for the most part in fixed income products, in a total of R$ 84.9 billion in September, compared to R$ 5.3 billion in equity, comprising 5.9% of total funds managed, compared to 5.4% in 2Q04. Moreover, the profitability of our equity products was 13% for the quarter compared to average IBOVESPA of 9.9%.

We also highlight the ongoing improvement in our fee mix, as a result of our strong sales focus, as well as the segmentation of Funds designed to meet the needs of each type of customer, which is evidenced in the growth in fee income.

In addition, we highlight that BRAM won (i) for the 3rd year in a row, Brazil’s “”Best Fund Manager” award given by Guia Exame magazine in partnership with Fundação Getulio Vargas, and (ii) the 2004 Market’s “Best Fund Manager”, according to the Invest Tracker-Estadão ranking, based on a study conducted by Thomson Financial Brazil.

Net Interest Income

Compared to the 9 months period in 2003, 2004’s net interest income increased by R$ 580 million, as a result of: (1) the growth in volume; (2) the stronger appreciation of the real vis-à-vis the US$ in the 2003 period (17.3%) compared to 2004 (1.1%), which motivated a R$1,024 million increase on interest income; (3) by a reduction in non-interest income due to lower securities income and trading gains in the amount of R$ 273 million; and (4) interest expenses of R$ 171 million previously not accounted in the NIM but in technical reserves variations.

On a quarterly basis, the increment of R$ 223 million occurred as a result of: (1) the increase on interest income of R$ 14 million, (comprised by the R$ 111 million gain driven by average volume growth and by the R$ 97 million decrease in spread); (2) the increase in expenses of R$ 171 million previously not accounted in the NIM but in technical reserves variations; and (3) the increase of R$ 380 million on non-interest income due to higher securities and trading gains and credit recoveries.

Fee Income

Fee Income continued to grow for the 9-month period and for the quarter, as a result of the increase in the number of customers and volume of transactions. The income growth totaled R$ 867 million, i.e. 26.4% between September 2004 and September 2003. On a quarterly basis, income was up by more than 5.8% (R$ 80 million).

We highlight that fee income was up for the 11th consecutive quarter.

Expenses

The growth of approximately 5% in personnel expenses for the first 9 months compared to the same period in 2003, was due to provisions recorded for the proposed collective bargaining agreement (R$ 69 million), increased expenses with labor claims (R$ 40 million) and finally consolidation of expenses relating to BBV Banco, Zogbi and BEM (R$ 186 million). On a quarterly basis, the increase of R$ 39 million comprises the aforementioned provision (R$ 69 million), partially offset by the decrease in payroll.

Comparing the two 9-month periods for 2003 and 2004, administrative expenses were up by 4.7% (below inflation), mainly as a result of expenses relating to the consolidation of BBV Banco, Zogbi and BEM, impacting R$ 208 million and by the readjustment of the tariffs and cost. On a quarterly basis, the variation was only R$ 9 million (R$ 1,216 million for the 2Q04 compared to R$ 1,225 million for the 3Q04).

Extraordinary Amortization of Goodwill

Deferred tax assets were recorded in the amount of R$ 93 million for 3Q04, and R$ 89 million for 2Q04, offsetting extraordinary amortization of goodwill of respectively R$ 102 million, and R$ 135 million.

Insurance, private pension plans and savings bonds

The Bradesco Insurance Group reported net income of R$ 201 million for the 3Q04, compared to R$ 211 million for the 2Q04.

In the insurance area, the auto line is characterized by tough competition between the various insurance companies. During the period, we maintained our technically appropriate pricing strategy, guaranteeing balanced portfolio results. Emphasis should be given to the launching of our customer profile based price policy now offered in the major cities and the maintenance of value-added product services. Our market share grew to 16.3%.

The company maintained its competitive status in Property and Casualty (fire, aircrafts, etc. ), focused primarily on mass insurance (residential) characterized by a low claims ratio. We highlight, in particular, Bradesco Bilhete Residencial, which surpassed a record of 600 thousand insured homes. We also launched Bradesco Aircraft Insurance, focused on executive aircraft. Our market share increased to 10.6%.

In the Health Insurance area, Bradesco Saúde continued to focus on the sale of corporate health insurance which comprises around 86% of the total portfolio.

The increase in the number of policyholders in this segment reflects the company’s high level of specialization and customization in corporate insurance products, a distinguishing feature in the current supplementary healthcare market. In Brazil, around 12 thousand companies offer Bradesco Saúde insurance products to their employees and amongst the 100 largest companies in Brazil, 33 of them operate with Bradesco Saúde in the Health/Dental line.

In Life Insurance, the offer of lower priced products continues, designed to attend C and D income bracket consumers, particularly, "Vida Máxima Mulher Bradesco" for women and " Vida Segura Bradesco". Bradesco maintains its leadership with a 16.7% market share.

Regarding, supplementary retirement pension plans, Bradesco Vida e Previdência maintains its strategy to increase PGBL and VGBL sales. Market share increased to 34.7%, guaranteeing absolute leadership.

Bradesco Capitalização maintained its portfolio profile, increasing the proportion of monthly payment products.

Technical reserves for insurance, private pension plans and savings bonds totaled an amount of R$ 31.6 billion, representing a 40% market share.

IR Area Highlights

Bradesco’s Investor Relations Executive General Manager, Jean Philippe Leroy, was named “Investor Relations Professional of the Year” in 2004 by ABAMEC (the Brazilian Association of Capital Market Analysts), for his excellence in meeting the requirements of analysts in terms of objectivity and transparency, providing fair disclosure of information to the market and in furnishing basic information regarding the company and its sector whenever required. Another requirement regards the company’s respect of respecting all Brazilian Securities Commission obligations.

Conference Call Details:

Date: Friday, October 29, 2004

In Portuguese	In English
9h30 (São Paulo time) 8h30 (US Eastern time) Brazil and International: (+55 11) 2101-0099 Code: Bradesco	11h00 (São Paulo time) 10h00 (US Eastern time) US and International: (+1-973) 582-2757 Code: Bradesco

The conference calls will also be transmitted online with audio and slideshow
Please access our website: www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from October 29 to November 5, 2004, at the following phone number (+55 11) 2101-1490 with the code Bradesco, for Portuguese and (+1-973) 341-3080, with the code Bradesco, for English. Alternatively, the presentation will be available on the Bradesco website approximately two hours after the event has ended.

Market indicators:

%	2Q04	3Q04	9M03	9M04

USD – commercial rate	6.84	(8.01)	(17.26)	(1.06)
IPCA	1.60	1.94	8.05	5.49
CDI	3.67	3.86	18.06	11.72
SELIC (closing)	16.0	16.25	20.00	16.25

USD – commercial rate (closing) – in reais	3.1075	2.8586	2.9234	2.8586

Macro-economic scenario:

%	2004	2005	2006

IPCA	7.3	6.1	5.2
SELIC (closing)	17.0	15.0	14.0
GNP	4.5	3.6	4.0
USD – commercial rate (closing) – in reais	2.97	3.08	3.16

MAIN ACCOUNT BALANCES AND INDICES

In millions of reais	3Q04	2Q04%		9M04	9M03%

Net income	752	641	17.3	2,002	1,591	25.8
Net income per share (R$)	4,76	4,05	17.5	12,66	10,03	26.2
Net equity per share (R$)	92,81	86,30	7.5	92,81	81,77	13.5

ROAE (annualized)	23,3	20,5	-	20,0	18,2	-
ROAA (annualized)	1,7	1,5	-	1,5	1,3	-

Financial margin	3,304	3,081	7.2	9,715	9,135	6.3
Commissions and fees	1,455	1,375	5.8	4,149	3,282	26.4
Personnel and administrative Expenses	(2,498)	(2,450)	2.0	(7,333)	(6,993)	4.9

Total assets	179,703	176,254	2.0	179,703	164,363	9.3
Credit portfolio	59,976	58,402	2.7	59,976	52,776	13.6
Deposits	64,787	64,133	1.0	64,787	58,346	11.0
Subordinated debt	6,089	6,181	(1.5)	6,089	3,482	74.9
Technical reserves	31,585	29,478	7.1	31,585	24,461	29.1
Stockholders’ equity	14,678	13,650	7.5	14,678	12,967	13.2

%
Efficiency ratio	54,4	61,4	-	57,6	55,3	-
Efficiency ratio (*)	58,3	60,1	-	58,3	55,9	-
Expanded combined ratio	88,6	113,6	-	100,3	95,7	-
Capital adequacy ratio – Basel (consolidated financial)	19,9	18,1	-	19,9	18,4	-
(Total consolidated)	17,0	15,7	-	17,0	15,9	-
Permanent assets to stockholders equity ratio (consolidated financial)	42,7	41,4	-	42,7	44,3	-
(Total consolidated)	24,2	26,1	-	24,2	29,9	-

(*) Accumulated over 12 months

In millions of reais	3Q04	2Q04%		9M04	9M03%

INTEREST ATTRIBUTED TO OWN CAPITAL	333	325	2.5	985	1,000	(1.5)
Outstanding shares (thousand)	158,144	158,171	-	158,144	158,587	(0.3)
Net income per share (R$)	4.76	4.05	17.5	12.66	10.03	26.2

(*) For comparison purposes, share capital was divided by 10,000

STATEMENT OF INCOME

In millions of reais	3Q04	2Q04%		9M04	9M03%

INCOME FROM LENDING AND TRADING ACTIVITIES	5,525	7,720	(28.4)	20,001	20,087	(0.4)

EXPENSES	2,699	5,153	(47.6)	11,839	12,950	(8.6)

FINANCIAL MARGIN	3,304	3,081	7.2	9,715	9,135	6.3

Provision for loan losses	478	514	(7.0)	1,553	1,998	(22.3)
INCOME FROM FINANCIAL INTERMEDIATION	2,826	2,567	10.1	8,162	7,137	14.4

OTHER OPERATING INCOME (EXPENSES)	(1,663)	(1,946)	(14.5)	(5,579)	(4,470)	24.8
Commissions and fees	1,455	1,375	5.8	4,149	3,282	26.4
Income on insurance, private pension plans and savings bonds	3,464	2,989	15.9	9,447	8,291	13.9
Variation in technical reserves for insurance, private pension plans and savings bonds	(1,076)	(693)	55.3	(2,647)	(2,527)	4.7
Claims-Insurance operations	(1,328)	(1,282)	3.6	(3,842)	(3,061)	25.5
Savings bond draws and redemptions	(313)	(346)	(9.5)	(932)	(798)	16.8
Insurance and pension plan selling expenses	(216)	(205)	5.4	(633)	(553)	14.5
Expenses with pension plan benefits and redemptions	(497)	(590)	(15.8)	(1,620)	(1,406)	15.2
Personnel expenses	(1,273)	(1,234)	3.2	(3,684)	(3,507)	5.0
Other administrative expenses	(1,225)	(1,216)	0.7	(3,649)	(3,486)	4.7
Taxes	(374)	(343)	9.0	(1,053)	(761)	38.4
Equity in the earnings of associated and subsidiary companies	(3)	122	(102.5)	119	(26)	(557.7)
Other operating income	351	280	25.4	888	1,954	(54.6)
Other operating expenses	(628)	(803)	(21.8)	(2,122)	(1,872)	13.4

OPERATING PROFIT	1,163	621	87.3	2,583	2,667	(3.1)
NON-OPERATING INCOME (EXPENSE)	(130)	(202)	(35.6)	(343)	(768)	(55.3)
INCOME BEFORE TAXES AND PROFIT SHARING	1,033	419	146.5	2,240	1,899	18.0
INCOME TAX AND SOCIAL CONTRIBUTION	(279)	225	(224.0)	(233)	(301)	(22.6)
MINORITY INTEREST IN SUBSIDIARIES	(2)	(3)	(33.3)	(5)	(7)	(28.6)
NET INCOME	752	641	17.3	2,002	1,591	25.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.